

Mr. Stéphane Richard
Chief Executive Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

October 12, 2010

**Re:** **France Telecom**
**Form 20-F for the fiscal year ended December 31, 2009**
**Filed April 5, 2010**
**File No. 1-14712**

Dear Mr. Richard:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director